Exhibit 99.1
October 23, 2008
To whom it may concern:

Re:	Preliminary short form base shelf prospectus of Cardiome Pharma Corp. (“Cardiome”) dated October 23, 2008 (the “Preliminary Prospectus”)
     Cardiome completed a private placement of 2,272,727 Series A preferred shares of Cardiome (the “Series A Preferred Shares”) on July 25, 2008 (the “Private Placement”), as more particularly described in the material change report of Cardiome dated July 24, 2008 (the “Material Change Report”). In connection with the Private Placement, Cardiome granted certain registration rights to the purchaser of the Series A Preferred Shares pursuant to a registration rights agreement between Cardiome and the purchaser dated July 25, 2008 (the “Registration Rights Agreement”).
     Pursuant to its obligations under the Registration Rights Agreement, Cardiome is required to use its reasonable best efforts to file a Canadian prospectus and related U.S. registration statement covering resales, from time to time, of the common shares issuable upon conversion of the Series A Preferred Shares (the “Conversion Shares”) no later than 90 days after the issuance of the Series A Preferred Shares. In connection with satisfying its obligations under the Registration Rights Agreement, Cardiome today filed the Preliminary Prospectus with the Canadian securities regulatory authorities and a registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”). Following the filing of the final base shelf prospectus and the effectiveness of the Registration Statement, Cardiome intends to file a prospectus supplement to cover resales, from time to time, of the Conversion Shares in accordance with the terms of the Registration Rights Agreement.
     A copy of the Preliminary Prospectus (including the Material Change Report and the other documents incorporated by reference therein) is available on SEDAR, accessible on the Internet at www.sedar.com, and a copy of the Registration Statement is available from the SEC’s Electronic Document Gathering and Retrieval System, commonly known as EDGAR, accessible on the Internet at www.sec.gov. Copies of the Preliminary Prospectus and the Registration Statement may also be obtained from the Corporate Secretary of Cardiome at 6190 Agronomy Road, 6th Floor, Vancouver, British Columbia, Canada, V6T 1Z3, telephone: (604) 677-6905.
     A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
Yours very truly,
“Robert W. Rieder”
Robert W. Rieder
Chairman and Chief Executive Officer
Cardiome Pharma Corp.

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Cardiome Pharma Corp
Tel: 604 677 6905 Fax: 604 677 6915 Toll Free: 1 800 330 9928
6190 Agronomy Rd, 6th Floor, Vancouver BC, Canada V6T 1Z3
Web: www.cardiome.com